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                              November 28, 2022

       Steven Huffman
       Chief Executive Officer
       Reddit, Inc.
       1455 Market Street, Suite 1600
       San Francisco, California 94103

                                                        Re: Reddit, Inc.
                                                            Amendment No. 6 to
Draft Registration Statement on Form S-1
                                                            Submitted November
16, 2022
                                                            CIK No. 0001713445

       Dear Steven Huffman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form S-1 submitted November 16, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Financial and Operating Metrics, page 98

   1. On page 100, you disclose that subsequent to September 30, 2022, you began to deploy further advances in
your process used to identify and address accounts, including bots, that you believe
violate your policies. Please revise to clarify whether you will recalculate your metrics for prior
periods using this revised process and whether this revised process has identified a
material number of accounts in violation of your policies.
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany 28,
November    NameReddit,
                2022     Inc.
November
Page 2      28, 2022 Page 2
FirstName LastName
Financial Statements
Note 17 - Subsequent events, page F-62

2. We note on pages 122 and 123 that the most recent third party valuation is as of August 4,
         2022. We also note on page F-62 that you granted additional RSUs on November 3, 2022 and the "valuation will be determined". Please revise the disclosure to include the
         November 3, 2022 valuation when it is completed and expand the disclosures to include the amount of unrecognized stock compensation expense on November 3, 2022 RSU grant.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Sarah Axtell, Esq.